UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6523

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Bank of America 401(k) Plan for Legacy Companies

(formerly the Bank of America 401(k) Plan for Legacy Fleet and MBNA)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

Financial Statements and Report of

Independent Registered Public Accounting Firm

The Bank of America 401(k) Plan for Legacy Companies (formerly the Bank of America 401(k) Plan for Legacy Fleet and MBNA)

December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of

    The Bank of America 401(k) Plan for Legacy Companies

    (formerly The Bank of America 401(k) Plan for Legacy Fleet and MBNA)

We have audited the accompanying statements of net assets available for benefits of The Bank of America 401(k) Plan for Legacy Companies (formerly The Bank of America 401(k) Plan for Legacy Fleet and MBNA) (the Plan), as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morris, Davis & Chan LLP

Charlotte, North Carolina

June 25, 2009

The Bank of America 401(k) Plan for Legacy Companies

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets

Investments, at fair value
Money market and interest bearing cash	$124,989,855	$89,014,283
Mutual funds	1,892,736,814	2,641,155,666
Common and collective trusts	211,197,757	21,798,139
Common and preferred stocks	351,332,036	844,781,342
Investment contracts	826,800,911	739,252,933
Wrap contracts	1,063,740	(1,815)
Participant loans	70,708,788	56,442,673

Total investments	3,478,829,901	4,392,443,221

Accrued dividends and interest receivable	4,912,697	1,758,322
Employer contribution receivable	5,972,413	5,295,388
Employee contribution receivable	4,650,458	4,185,361
Due from broker for securities sold but not yet delivered	-	269,798
Other receivable	912,301	724,230

Total assets	3,495,277,770	4,404,676,320

Liabilities

Due to broker for securities purchased	4,525,196	17,712,337
Other payable	50,353	150,021

Total liabilities	4,575,549	17,862,358

Net assets reflecting all investments at fair value	3,490,702,221	4,386,813,962

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 5)	50,490,323	2,122,450

Net assets available for benefits	$3,541,192,544	$4,388,936,412

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan for Legacy Companies

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

	2008	2007
Investment (loss) income
Net (depreciation) appreciation in fair value of investments (Note 7)	$(1,798,397,025)	$(329,458,104)
Interest	52,734,569	46,339,905
Dividends	48,065,597	49,938,348
Investment income from registered investment companies	93,428,731	216,464,660
Other income	5,745,742	2,111

Total investment loss	(1,598,422,386)	(16,713,080)

Contributions
Employees	162,632,859	160,063,007
Employer	98,085,918	87,195,353

Total contributions	260,718,777	247,258,360

Benefits paid to plan participants	(471,416,113)	(527,405,324)
Trustee and administrative fees (Note 2)	(1,602,761)	(1,606,551)
Other expense	(143,434)	(247,786)

Net decrease before mergers and transfers	(1,810,865,917)	(298,714,381)

ABN AMRO Group 401(k) Retirement Savings Plan Merger Plan (Note 1)	963,122,049	-

Net decrease after mergers and transfers	(847,743,868)	(298,714,381)

Net assets available for benefits Beginning of year	4,388,936,412	4,687,650,793

End of year	$3,541,192,544	$4,388,936,412

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan for Legacy Companies

(Formerly The Bank of America 401(k) Plan for Legacy Fleet and MBNA)

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of the Plan

The following description of The Bank of America 401(k) Plan for Legacy Companies (formerly The Bank of America 401(k) Plan for Legacy Fleet and MBNA) (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of applicable Plan provisions. Other Plan provisions may also apply to participants from predecessor plans that have merged into the Plan.

Plan Sponsor and Participating Employers

Bank of America Corporation (the Corporation) is the Plan Sponsor. Participating employers in the Plan include the Corporation and certain of the Corporation’s principal subsidiaries.

General

The Plan is a defined contribution plan sponsored by the Corporation. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). All employees covered by the Plan are eligible to make pre-tax contributions as soon as administratively practical after employment commences. After-tax contributions are not permitted.

All employees covered by the Plan are eligible to receive company matching contributions after completing 12 months of service. Any pre-tax contributions made prior to completing 12 months of service are not eligible for the company matching contribution.

The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). The Board of Directors of the Corporation has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

Investment Alternatives

Effective January 1, 2008, the Columbia LifeGoal® Income & Growth Portfolio, the Columbia LifeGoal® Balanced Growth Portfolio, and the Columbia LifeGoal® Growth Portfolio were removed as investment alternatives. Also effective January 1, 2008, the Plan began offering the Barclays Global Investors LifePath funds identified below as investment alternatives. The Plan provides participants with a total of 26 investment alternatives. These investment alternatives are the 2050 LifePath Index Fund, 2045 LifePath Index Fund, 2040 LifePath Index Fund, 2035 LifePath Index Fund,

The Bank of America 401(k) Plan for Legacy Companies

(Formerly The Bank of America 401(k) Plan for Legacy Fleet and MBNA)

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of the Plan (Continued)

Investment Alternatives (Continued)

2030 LifePath Index Fund, 2025 LifePath Index Fund, 2020 LifePath Index Fund, 2015 LifePath Index Fund, 2010 LifePath Index Fund, LifePath Index Retirement Fund, the Stable Capital Fund, the Bank of America Corporation Common Stock Fund, which invests primarily in the Corporation’s common stock, and the following 14 mutual funds: the Columbia Large Cap Value Fund, the Columbia Core Bond Fund, the Columbia Large Cap Index Fund, Columbia Multi-Advisor International Equity Fund, the Columbia Marsico Focused Equities Fund, the Columbia Small Cap Index Fund, the Columbia Mid Cap Index Fund, the Batterymarch U.S. Small Cap Equity Portfolio, the Western Asset Core Bond Portfolio, the Vanguard® Institutional Total Stock Market Index Fund (replaced the Vanguard® Total Stock Market Index Fund effective June 22, 2007), the Dodge & Cox Stock Fund, the Growth Fund of America®, the Fidelity Diversified International Fund and the Fidelity Real Estate Investment Portfolio.

Participants may elect to modify existing investment allocations on a periodic basis subject to the provisions of the Plan.

Plan Trustee

Bank of America, N.A. is the Plan Trustee.

Contributions

The Plan provides for participant pre-tax contributions through salary deductions ranging from 1% to 30% of base pay, overtime pay, shift differential pay, vacation and holiday pay, short-term disability benefits, and commissions, bonuses or other incentive pay designated by the Committee. In accordance with federal law, annual pre-tax contributions for 2008 and 2007 were limited to $15,500 for participants who are below age 50. Additional contributions of $5,000 in 2008 and 2007 were permitted for participants over age 50. Participants are permitted to change their contribution rate in multiples of 1% on a daily basis.

Company matching contributions are calculated and allocated to the participant’s account on a pay period basis. The company matching contribution is equal to the first 5% of plan-eligible compensation contributed by the participant for the pay period. Company matching contributions are made in cash and are directed to the same investment choices as the pre-tax contributions. An end of year “true-up” matching contribution is also provided.

The Bank of America 401(k) Plan for Legacy Companies

(Formerly The Bank of America 401(k) Plan for Legacy Fleet and MBNA)

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of the Plan (Continued)

Contributions (Continued)

Employer contributions include forfeitures and additional contributions are made in the form of cash. After consideration of forfeitures, the actual cash remitted by the Corporation was $98,085,918 and $87,195,353 for 2008 and 2007, respectively.

Payment of Benefits

While still in service, participants may generally withdraw employee and employer vested contributions as follows:

(1)	Employee contributions may be withdrawn in the case of financial hardship within the meaning of Section 401(k) of the Internal Revenue Code, disability or after age 59 1/2;

(2)	Company matching contributions for 2005 and later Plan years may be withdrawn in the case of disability or after age 59 1/2; and

(3)	Company matching contributions for pre-2005 Plan years may be withdrawn in the case of financial hardship (as referenced above), disability, after 5 years of Plan participation, or after age 59 1/2.

Following a participant’s death, disability, retirement or other separation from service, all vested amounts held in the Plan for a participant’s benefit are payable in a single lump sum. The form of payment is cash, except to the extent that the participant elects to have the portion of his/her account invested in the Bank of America Corporation Common Stock Fund distributed in shares of Bank of America Corporation Common Stock. Participants may elect to roll over a portion or all of their vested Plan balance to increase their monthly annuity payment under The Bank of America Pension Plan for Legacy Fleet (the Pension Plan) if their vested balances in both the Pension Plan and this Plan exceed $5,000. The Pension Plan is a defined benefit cash balance plan providing retirement benefits to eligible employees. The Plan provides other payment methods for certain participants in predecessor plans merged with the Plan.

Vesting of Benefits

Each participant is 100% vested in the participant’s pre-tax and rollover contributions to the Plan and company matching contributions, as well as earnings thereon.

The Bank of America 401(k) Plan for Legacy Companies

(Formerly The Bank of America 401(k) Plan for Legacy Fleet and MBNA)

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of the Plan (Continued)

Participant Accounts

Each participant’s account is credited with the allocation of their pre-tax and matching contributions each pay period. Earnings for all funds are allocated to a participant’s account on a daily basis, based on the participant’s account balance in relation to the total fund balance. Participants may elect to have the dividends earned on the Corporation’s stock allocated to their accounts, paid directly in cash or reinvested in the Plan. Loan interest is credited to the investment funds of the participant making the payment.

Loans to Participants

Participants with vested account balances of at least $2,000 may borrow from their vested account balance. The minimum loan amount is $1,000. The maximum loan amount is $50,000. The maximum loan amount is reduced by (i) the outstanding balance of any other loan from the Plan or (ii) if greater, the highest outstanding balance of any other loan from the Plan any time during the one year period ending immediately before the date of the loan. The maximum loan amount may also not exceed 50% of the participant’s vested account balance, reduced by the outstanding balance of any other loan from the Plan.

Participants may apply for a general purpose loan or a primary residence loan. At any time participants may have only one general purpose loan and one primary residence loan outstanding from the Plan.

Each loan bears an interest rate equal to the prime rate plus 1% and is fixed for the life of the loan. Interest rates ranged from 4% to 11% for loans held by the Plan as of December 31, 2008 and 2007, respectively.

Loan repayments are made from payroll deductions and are invested in accordance with the participant’s current investment direction for future contributions. The repayment period for general purpose loans is 12 to 57 months. In the case of a primary residence loan the repayment period can be up to 180 months.

Mergers and Acquisitions

Effective April 7, 2008, the ABN AMRO Group 401(k) Retirement Savings Plan was merged into the Plan. Total assets transferred to the Plan as of April 7, 2008 were $963,122,049 including participant loans.

The Bank of America 401(k) Plan for Legacy Companies

(Formerly The Bank of America 401(k) Plan for Legacy Fleet and MBNA)

Notes to Financial Statements

December 31, 2008 and 2007

2.	Summary of Significant Accounting Policies

Significant accounting policies of the Plan are summarized below:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Valuation of Investments

New Accounting Pronouncement - As of January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. SFAS 157 establishes a single authoritative definition of fair value, establishes a framework for measuring fair value under GAAP, and enhances disclosures about fair value measurements. The effect of the adoption of SFAS 157 did not have a material impact on the Plan’s financial statements (see Note 6: Fair Value Measurements).

In October 2008, the FASB issued FSP FAS 157–3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP FAS 157–3). FSP FAS 157–3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial instrument when the market for that financial asset is not active. The FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of FSP FAS 157–3 did not have a material impact on the Plan’s financial statements.

In April 2009, the FASB issued FSP FAS 157–4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157–4”). FSP FAS 157–4 provides additional application guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what SFAS No. 157 states is the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The FSP FAS 157–4 is effective for periods ending after June 15, 2009. The adoption of FSP FAS 157–4 is not expected to have a material impact on the Plan’s financial statements.

Fully Benefit-Responsive Contracts - Investment contracts are stated at fair market value and are adjusted to contract value (which represent contributions made under the contract, plus interest earned, less withdrawals and administrative expenses) on the Statement of Net Assets Available for Benefits (see Note 5: Investment Contracts). As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair

The Bank of America 401(k) Plan for Legacy Companies

(Formerly The Bank of America 401(k) Plan for Legacy Fleet and MBNA)

Notes to Financial Statements

December 31, 2008 and 2007

2.	Summary of Significant Accounting Policies (Continued)

value of the investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Transactions

Realized gains or losses on investment transactions are recorded as the difference between proceeds received and cost.

Cost is determined on the average cost basis, except for Bank of America Corporation Common Stock, which is determined based on the aggregate participant level average cost basis.

Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period.

Investment securities purchased and sold are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Expenses

Bank of America, N.A. Trustee direct expenses, some professional fees and certain administrative fees for associate communication and services, recordkeeping and benefit payment services are paid by the Plan. These expenses are borne by participants based on their investments in the Plan’s investment funds. Other administrative expenses and some professional fees are paid by the Corporation.

Investment Management

The Plan provides 26 investment alternatives to participants. Some of these investment alternatives are invested in mutual funds from the Columbia Funds mutual fund families, which are administered and advised by certain affiliates of the Corporation. The affiliates are Marsico Capital Management, LLC (MCM), and Columbia Management Advisors (CMA), which are all part of the Columbia Management Group, the primary asset management division of the Corporation. The other investment alternatives are primarily invested in (i) mutual funds that are not administered or advised by affiliates of the Corporation, (ii) the Corporation’s common stock, or (iii) in the case of the Stable Capital Fund, a separately managed account that is managed by an unaffiliated investment advisor, Standish Mellon Asset Management Company, LLC. Effective December 14, 2007, MCM is no longer an affiliate.

The Bank of America 401(k) Plan for Legacy Companies

(Formerly The Bank of America 401(k) Plan for Legacy Fleet and MBNA)

Notes to Financial Statements

December 31, 2008 and 2007

2.	Summary of Significant Accounting Policies (Continued)

Reclassifications

Certain amounts in the prior year financial statements and notes have been reclassified to conform to current year presentation.

3.	Concentrations of Investment Risk

Included in the Supplemental Schedule of Assets, is a complete listing of the Plan’s investments at December 31, 2008. Investments at December 31, 2008 and 2007 that represent 5% or more of the Plan’s net assets available for benefits include the following:

	2008	2007
Bank of America Corporation Common Stock	$351,331,411	$844,779,315
Columbia Large Cap Index Fund	237,195,448	267,437,368
Western Asset Core Bond Portfolio Fund	215,841,231	*
Columbia Mid Cap Index Fund	177,744,217	301,623,752
Growth Fund of America	271,652,409	377,741,696
Dodge & Cox Stock Fund	328,904,655	539,906,256
Fidelity Diversified International Fund	205,186,493	325,192,467

* Investment was below 5% of the Plan’s net assets at year end.

4.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

5.	Investment Contracts

The terms of the majority of the contracts are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment. The average yield and crediting interest rates for such investments were 4.28% and 4.16%, respectively, for 2008 and 4.86% and 4.98%, respectively, for 2007. The average yield credited to participants was 4.22% for 2008 and 4.80% for 2007. The fair market values of these investment contracts reported in aggregate for the Stable

The Bank of America 401(k) Plan for Legacy Companies

(Formerly The Bank of America 401(k) Plan for Legacy Fleet and MBNA)

Notes to Financial Statements

December 31, 2008 and 2007

Asset Fund were $1,106,429,667 and $823,314,081 as of December 31, 2008 and 2007, respectively.

The Stable Asset Fund contains Guaranteed Investment Contracts (GICs), Fixed Maturity Synthetic GICs, and Constant Duration Synthetic GICs. These are described below.

Guaranteed Investment Contracts

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The credited rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Fair values of GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates.

Fixed Maturity Synthetic Guaranteed Investment Contracts

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, Fixed Maturity Synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Fair values of general fixed maturity synthetic GICs are calculated using the sum of all assets’ market values provided by FT Interactive, a third party vendor Standish Mellon has engaged to provide fixed income prices on a monthly basis.

Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund (or plan). The contract is benefit responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on

The Bank of America 401(k) Plan for Legacy Companies

(Formerly The Bank of America 401(k) Plan for Legacy Fleet and MBNA)

Notes to Financial Statements

December 31, 2008 and 2007

5.	Investment Contracts (Continued)

the then current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

Fair values for variable synthetic GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable swap rates.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Fair values for constant duration synthetic GICs are calculated using the market values provided by the external investment managers Standish Mellon or its clients have engaged to provide investment services.

In the absence of an actively traded market, discounted cash flows are only an estimate of the contract’s economic value. These values are not a useful value for participant statement purposes nor are they representative of the value that may be received from those contracts in either a participant disbursement or an early termination of the contract.

It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value. Instead, market value will likely be used in determining the payouts to the participants:

•	Employer- initiated events – events within the control of the plan or the plan sponsor which would have a material and adverse impact on the Fund;
•	Employer communications designed to induce participants to transfer from the fund;

The Bank of America 401(k) Plan for Legacy Companies

(Formerly The Bank of America 401(k) Plan for Legacy Fleet and MBNA)

Notes to Financial Statements

December 31, 2008 and 2007

5.	Investment Contracts (Continued)

•	Competing fund transfer or violation of equity wash or equivalent rules in place;
•	Changes of qualification status of employer or plan.

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

All contracts are benefit responsive unless otherwise noted.

	2008
	Major Credit Rating	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value

Fixed Maturity Synthetic Guaranteed Investment Contracts
Monumental Life Insurance Company	AAA/Aaa	$79,466,554	$45,459	$1,402,903
Natixis Financial Products, Inc.	AAA/Aaa	13,525,013	13,824	(316,191)
Rabobank	AAA/Aaa	15,244,049	13,298	(136,333)
Royal Bank of Canada	AAA/Aaa	42,751,455	26,816	2,658,343
State Street Bank	AAA/Aaa	49,202,937	54,253	2,377,557

Constant Duration Synthetic Guaranteed Investment Contracts
AIG Financial Products	AA+/Aa1	2,304,008	4,783	39,620
AIG Financial Products	A-/A3	78,108,840	139,732	7,734,332
J P Morgan Chase Bank	AA/Aa2	43,731,697	26,190	1,910,952
Natixis Financial Products, Inc.	AA+/Aa1	83,633,081	105,085	4,509,499
Natixis Financial Products, Inc.	AA+/Aa1	11,909,401	9,171	519,664
Natixis Financial Products, Inc.	AA+/Aa1	26,590,542	39,336	1,263,896
Pacific Life	AAA/Aaa	126,415,780	133,330	4,165,077
Rabobank	AA/Aa2	19,392,430	77,777	631,678
Rabobank	AA/Aa2	26,232,057	42,648	1,124,221
Rabobank	AAA/Aaa	13,550,737	20,267	439,387
Royal Bank of Canada	AA-/Aa2	46,357,773	95,611	2,853,405
State Street Bank	AA+/Aa1	81,118,418	89,530	3,937,980
Transamerica	AA/Aa2	44,704,076	85,380	1,794,489
Transamerica	AAA/Aaa	22,562,063	41,250	727,979

Total Investment Contracts		826,800,911	1,063,740	37,638,458

Common and Collective Investment Trusts
ABN Amro Income Plus Fund	AA-/Aa2	136,614,960	-	11,879,562
Mellon Stable Value Pooled Fund	AA+/Aa1	21,887,450	-	972,303

Total Common and Collective Trusts		158,502,410	-	12,851,865

Money Market Funds
Columbia Cash Reserves, Capital Class		88,220,780	-	-
Columbia Government Reserves, Capital Class		31,841,826	-	-

Total Money Market Funds		120,062,606	-	-

Total		$1,105,365,927	$1,063,740	$50,490,323

The Bank of America 401(k) Plan for Legacy Companies

(Formerly The Bank of America 401(k) Plan for Legacy Fleet and MBNA)

Notes to Financial Statements

December 31, 2008 and 2007

5.	Investment Contracts (Continued)

	2007
	Major Credit Rating	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value

Fixed Maturity Synthetic Guaranteed Investment Contracts
Monumental Life Insurance Company	AAA/Aaa	$75,736,712	$(19,651)	$149,596
Rabobank	AAA/Aaa	8,350,018	(375)	30,178
Royal Bank of Canada	AAA/Aaa	34,837,629	-	216,785
Natixis Financial Products, Inc.	AAA/Aaa	34,182,660	1,722	(734,965)
State Street Bank	AAA/Aa2	22,569,761	972	54,782

Constant Duration Synthetic Guaranteed Investment Contracts
AIG Financial Products	AA/Aa2	12,913,130	1,960	40,729
AIG Financial Products	AA/Aa2	2,301,897	494	(78,062)
AIG Financial Products	AAA/Aaa	36,114,944	13,186	141,217
AIG Financial Products	AA/Aa2	80,184,939	(15,733)	2,038,946
Natixis Financial Products, Inc.	AA/Aa2	11,847,203	-	37,408
Natixis Financial Products, Inc.	AA+/Aa1	84,154,599	30,459	188,486
Natixis Financial Products, Inc.	AA+/Aa1	17,033,109	(2,916)	55,875
State Street Bank	AA+/Aa1	27,289,319	(4,672)	95,127
JP Morgan Chase Bank	AA/Aa2	30,578,038	-	91,897
Pacific Life	AAA/Aaa	88,129,789	-	279,830
Rabobank	AA/Aa2	26,092,088	3,960	87,109
Rabobank	AAA/Aaa	13,315,644	-	43,094
Rabobank	AA/Aa2	19,379,243	8,494	(266,841)
Royal Bank of Canada	AA-/Aa2	47,383,454	-	(251,516)
Transamerica	AA/Aa2	44,680,588	(19,715)	(281,256)
Transamerica	AAA/Aaa	22,178,169	-	77,718

Total Investment Contracts		739,252,933	(1,815)	2,016,137

Common and Collective Investment Trust
Mellon Stable Value Pooled Fund	AA+/Aa1	21,798,139	-	106,313

Money Market Fund
Columbia Cash Reserves, Capital Class		62,264,824	-	-

Total		$823,315,896	$(1,815)	$2,122,450

Reconciliation of adjustment from fair value to contract value:

	2008	2007

Beginning balance	$2,122,450	$6,362,688
Increase (decrease) of fair value to contract value	48,367,873	(4,240,238)

Ending balance	$50,490,323	$2,122,450

The Bank of America 401(k) Plan for Legacy Companies

(Formerly The Bank of America 401(k) Plan for Legacy Fleet and MBNA)

Notes to Financial Statements

December 31, 2008 and 2007

6.	Fair Value Measurements

On January 1, 2008, the Plan adopted the provisions of SFAS 157 which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
• Quoted prices for similar assets or liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted prices that are observable for the asset or liability; and
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end.

Common and collective trusts valued based on the closing market price reported on the active market on which the underlying investments are traded.

The Bank of America 401(k) Plan for Legacy Companies

(Formerly The Bank of America 401(k) Plan for Legacy Fleet and MBNA)

Notes to Financial Statements

December 31, 2008 and 2007

6.	Fair Value Measurements (Continued)

Common stocks are valued at closing market price reported on the active market on which the securities are traded.

Investment contracts, including wrap contracts, which are comprised of fixed maturity synthetic GIC, constant duration synthetic GIC and traditional GIC are valued using the present value of the contracts’ future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates. (See Note 5: Investment Contracts)

In relation to our GIC contracts, principal protection is purchased from the issuer in the form of a wrap. These wraps are valued based on an internal pricing matrix which uses an income approach to determine the present value of the fee payments related to the contract, using both current contractual fees as well as replacement fees generated by matrix pricing. (See Note 5: Investment Contracts).

Participant loans, money market funds and interest bearing cash are valued at cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Bank of America 401(k) Plan for Legacy Companies

(Formerly The Bank of America 401(k) Plan for Legacy Fleet and MBNA)

Notes to Financial Statements

December 31, 2008 and 2007

6.	Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008:

	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Money market funds and interest bearing cash	$124,989,855	$-	$-	$124,989,855
Mutual funds	1,892,736,814	-	-	1,892,736,814
Common and collective trusts	-	211,197,757	-	211,197,757
Commons stocks	351,332,036	-	-	351,332,036
Investment contracts	-	826,800,911	-	826,800,911
Wrap contracts	-	-	1,063,740	1,063,740
Participant loans	-	-	70,708,788	70,708,788

Total investments, at fair value	$2,369,058,705	$1,037,998,668	$71,772,528	$3,478,829,901

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2008:

	Wrap Contracts	Participant Loans
Balance, beginning of year	$(1,815)	$56,442,673
Realized gains (losses)	-	-
Unrealized gains (losses) relating to instruments held at reporting date	1,065,555	-
Purchases, sales, issuances and settlements (net)	-	14,266,115

Balance, end of year	$1,063,740	$70,708,788

The Bank of America 401(k) Plan for Legacy Companies

(Formerly The Bank of America 401(k) Plan for Legacy Fleet and MBNA)

Notes to Financial Statements

December 31, 2008 and 2007

7.	Net Depreciation in Fair Value of Investments

For the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value by $(1,798,397,025) and $(329,458,104), respectively, as follows:

	2008	2007

Mutual funds	$(1,191,193,358)	$(78,662,912)
Common and Collective Trusts	(17,730,497)	-
Common stocks	(589,473,223)	(250,795,571)
Other investments	54	379

Net depreciation in fair value of investments	$(1,798,397,025)	$(329,458,104)

8.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the total amounts credited to the accounts of each participant become fully vested and nonforfeitable.

9.	Related Party Transactions

The Plan holds investments in various funds that are part of the Columbia Funds mutual fund family.

MCM (up until December 14, 2007) and CMA are non-bank affiliates of the Corporation and provide advisory services to Columbia Funds. As advisors to and administrators of the funds, affiliates receive fees directly from the funds for providing services to the funds, including investment management services. Columbia Fund Distributors, Inc. administers and distributes Columbia Funds.

Investment units and shares of Columbia Funds are purchased at net asset value. At December 31, 2008 and 2007, the Plan held investments in the Columbia Fund Family of $865,082,032 and $1,093,534,964, respectively.

The Bank of America 401(k) Plan for Legacy Companies

(Formerly The Bank of America 401(k) Plan for Legacy Fleet and MBNA)

Notes to Financial Statements

December 31, 2008 and 2007

9.	Related Party Transactions (Continued)

	2008	2007

Columbia Fund - Money Market
Columbia Cash Reserves, Capital Class	$93,187,368	$89,014,283
Columbia Government Reserves, Capital Class	31,802,487	-

	124,989,855	89,014,283

Columbia Fund - Fixed Income
Columbia Core Bond Fund	109,459,538	97,455,445

	109,459,538	97,455,445

Columbia Fund – Equity
Columbia Mid Cap Index Fund	177,744,217	301,623,752
Columbia Multi-Advisor International Equity Fund	15,468,308	31,146,855
Columbia Large Cap Index Fund	237,195,448	267,437,368
Columbia Small Cap Index Fund	61,693,625	34,726,690
Columbia Large Cap Value Fund	119,436,894	208,907,422
Columbia Marsico Focused Equities Fund	19,094,147	29,313,730
LifeGoal Balanced Growth Portfolio	-	11,018,652
LifeGoal Growth Portfolio	-	17,437,105
LifeGoal Income and Growth Portfolio	-	5,453,662

	630,632,639	907,065,236

Total Columbia Fund Family	$865,082,032	$1,093,534,964

Investment income from the Columbia Funds totaled $44,247,882 and $78,124,604 for the years ended December 31, 2008 and 2007.

At December 31, 2008 and 2007, the Plan held investments in the Bank of America Corporation Common Stock valued at $351,332,036 and $844,779,315, respectively.

The Plan earned dividends of $48,065,562 and $49,938,308 for the Bank of America Corporation common stock held during the years ended December 31, 2008 and 2007, respectively.

For the years ended December 31, 2008 and 2007, the Plan paid direct expenses to the Trustee totaling $158,397 and $150,941 respectively.

The Bank of America 401(k) Plan for Legacy Companies

(Formerly The Bank of America 401(k) Plan for Legacy Fleet and MBNA)

Notes to Financial Statements

December 31, 2008 and 2007

10.	Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 8, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving a determination letter but the Committee believes that the Plan continues to qualify as a tax-exempt defined contribution plan, and the Committee is not aware of any course of action or series of events that has occurred that might adversely affect the Plan’s qualified status. The Plan Sponsor intends to request an updated determination letter during the Plan’s current determination letter filing cycle.

11.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007

Net assets available for benefits per the financial statements	$3,541,192,544	$4,388,936,412
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(50,490,323)	(2,122,450)
Benefit obligations payable	(203,254)	(977,836)

Net assets available for benefits per Form 5500	$3,490,498,967	$4,385,836,126

The following is a reconciliation of net depreciation in fair value of investments per the financial statements to Form 5500:

	Year Ended December 31
	2008	2007

Net depreciation in fair value of investments per the financial statements	$1,798,397,025	$329,458,104
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	48,367,873	(4,240,238)

Net depreciation in fair value of investments per Form 5500	$1,846,764,898	$325,217,866

The Bank of America 401(k) Plan for Legacy Companies

(Formerly The Bank of America 401(k) Plan for Legacy Fleet and MBNA)

Notes to Financial Statements

December 31, 2008 and 2007

11.	Reconciliation to Form 5500 (Continued)

The following is a reconciliation of benefits paid to plan participants per the financial statements to Form 5500:

	Year Ended December 31
	2008	2007

Benefits paid to plan participants per the financial statements	$471,416,113	$527,405,324
Add: Benefit obligations payable at end of year	203,254	997,836
Less: Benefit obligations payable at beginning of year	(997,836)	(522,802)

Benefits paid to plan participants per Form 5500	$470,621,531	$527,880,358

Benefit obligations payable and related benefits paid are recorded on Form 5500 for those claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes, such amounts are not recorded until paid.

12.	Subsequent Events

Effective April 6, 2009, the Countrywide Financial Corporation 401(k) Savings and Investment Plan was merged into the Plan. Total assets transferred, including loans was $592,720,610.

Effective January 2, 2009, The Stable Asset Fund was replaced with the Stable Value Fund which is held in the new Stable Value Master Trust.

The Bank of America 401(k) Plan for Legacy Companies

(Formerly The Bank of America 401(k) Plan for Legacy Fleet and MBNA)

Notes to Financial Statements

December 31, 2008 and 2007

13.	Litigation

The Plan is the successor in interest to the MBNA Corporation 401(k) Plus Savings Plan (“MBNA Plan”), which merged with and into the Plan effective December 31, 2006. On June 24, 2005, three former employees of MBNA Corporation (“MBNA”) filed a lawsuit in the United States District Court for the District of Delaware against MBNA, MBNA’s Pension and 401(k) Plan Committee, and certain directors and officers of MBNA. The lawsuit was a purported class action brought on behalf of participants in the MBNA Plan and alleging breaches of fiduciary duties under ERISA related to certain Plan investments in MBNA Corporation Common Stock. On September 10, 2008, the named parties reached an agreement settling the litigation, and on March 27, 2009, the District Court issued an order approving that settlement. The time to appeal the District Court’s order has now expired.

The Bank of America 401(k) Plan for Legacy Companies

(Formerly The Bank of America 401(k) Plan for Legacy Fleet and MBNA)

EIN 56-0906609 Plan No. 006

Schedule H, Line 4i—Schedule of Assets

December 31, 2008

( a )	( b )	( c )			( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares / Units		Current Value

	MONEY MARKET AND INTEREST BEARING CASH
*	COLUMBIA	CASH RESERVES CAPITAL CLASS	93,187,368		$93,187,368
*	COLUMBIA	GOVERNMENT RESERVES CAPITAL CLASS	31,802,487		31,802,487

	TOTAL MONEY MARKET AND INTEREST BEARING CASH				124,989,855

	MUTUAL FUNDS
	AMERICAN FUNDS	GROWTH FUND OF AMERICA	13,290,235		271,652,409
*	COLUMBIA	LARGE CAP INDEX FUND	13,686,985		237,195,448
*	COLUMBIA	LARGE CAP VALUE FUND	14,151,291		119,436,894
*	COLUMBIA	MARSICO FOCUSED EQUITIES FUND	1,269,558		19,094,147
*	COLUMBIA	MID CAP INDEX FUND	26,062,202		177,744,217
*	COLUMBIA	MULTI-ADVISOR INTL EQUITY FUND	1,711,096		15,468,308
*	COLUMBIA	SMALL CAP INDEX FUND	5,518,213		61,693,625
*	COLUMBIA	CORE BOND FUND	10,859,079		109,459,538
	DODGE & COX	STOCK FUND	4,422,545		328,904,655
*	FIDELITY	DIVERSIFIED INTL FUND	9,539,121		205,186,493
*	FIDELITY	REAL ESTATE INVT PORTFOLIO	1,348,496		21,050,028
	LEGG MASON	BATTERYMARCH US SMALL CAP EQUITY PORTFOLIO INSTL FUND	12,072,537		71,831,596
	VANGUARD	INSTL TOTAL STK MKT INDEX FUND	1,939,950		38,178,225
	WESTERN ASSET	CORE BOND PORT FUND	23,771,061		215,841,231

	TOTAL MUTUAL FUNDS				1,892,736,814

	COMMON AND COLLECTIVE TRUSTS

	ABN AMRO	INCOME PLUS FUND	148,061,942		136,614,960
	BARCLAYS GLOBAL INVESTORS	LIFEPATH INDEX 2010 FUND	447,542		3,763,830
	BARCLAYS GLOBAL INVESTORS	LIFEPATH INDEX 2015 FUND	1,165,644		9,220,242
	BARCLAYS GLOBAL INVESTORS	LIFEPATH INDEX 2020 FUND	1,343,654		10,117,714
	BARCLAYS GLOBAL INVESTORS	LIFEPATH INDEX 2025 FUND	1,318,417		9,505,790
	BARCLAYS GLOBAL INVESTORS	LIFEPATH INDEX 2030 FUND	964,579		6,684,530
	BARCLAYS GLOBAL INVESTORS	LIFEPATH INDEX 2035 FUND	774,475		5,173,491
	BARCLAYS GLOBAL INVESTORS	LIFEPATH INDEX 2040 FUND	532,759		3,441,620
	BARCLAYS GLOBAL INVESTORS	LIFEPATH INDEX 2045 FUND	176,350		1,105,714
	BARCLAYS GLOBAL INVESTORS	LIFEPATH INDEX 2050 FUND	124,627		766,455
	BARCLAYS GLOBAL INVESTORS	LIFEPATH INDEX RETIREMENT FUND	338,671		2,915,961
	MELLON	STABLE VALUE POOLED FUND	22,780,423		21,887,450

	TOTAL COMMON AND COLLECTIVE TRUSTS				211,197,757

	COMMON STOCKS

	PCCW LTD	COMMON STOCK	1,290		616
	SELECT SOFTWARE TOOLS LTD	COMMON STOCK	10,000		1
*	BANK OF AMERICA CORPORATION	COMMON STOCK	24,952,515		351,331,411
	NMC INC COM	COMMON STOCK	11,000		7
	OSTARA CORP INC COM	COMMON STOCK	6		1

	TOTAL COMMON STOCKS				351,332,036

	INVESTMENT CONTRACTS

	AIG FINANCIAL PRODUCTS	GUARANTEED INVESTMENT CONTRACT 656150, 5.32%		$2,304,008
	AIG FINANCIAL PRODUCTS	WRAPPER CONTRACT		4,783

	TOTAL AIG FINANCIAL PRODUCTS				2,308,791.00
	AIG FINANCIAL PRODUCTS	GUARANTEED INVESTMENT CONTRACT 656153, 4.49%		78,108,840
	AIG FINANCIAL PRODUCTS	WRAPPER CONTRACT		139,732

	TOTAL AIG FINANCIAL PRODUCTS				78,248,572.00
	J P MORGAN CHASE BANK	GUARANTEED INVESTMENT CONTRACT AFLEET401K, 4.59%		43,731,697
	J P MORGAN CHASE BANK	WRAPPER CONTRACT		26,190

	TOTAL J P MORGAN CHASE BANK				43,757,887.00
	MONUMENTAL LIFE	GUARANTEED INVESTMENT CONTRACT MDA00893TR, 4.80%		79,466,554
	MONUMENTAL LIFE	WRAPPER CONTRACT		45,459

	TOTAL MONUMENTAL LIFE				79,512,013

*Investments with parties-in-interest as defined under ERISA. Column (d) Cost was omitted as all investments are participant-directed.	23

The Bank of America 401(k) Plan for Legacy Companies

(Formerly The Bank of America 401(k) Plan for Legacy Fleet and MBNA)

EIN 56-0906609 Plan No. 006

Schedule H, Line 4i—Schedule of Assets

December 31, 2008

( a )	( b )	( c )			( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares / Units		Current Value
	NATIXIS FINANCIAL PRODUCTS INC	GUARANTEED INVESTMENT CONTRACT 1920-01, 4.27%		$83,633,081
	NATIXIS FINANCIAL PRODUCTS INC	WRAPPER CONTRACT		105,085

	TOTAL NATIXIS FINANCIAL PRODUCTS INC				$83,738,166
	NATIXIS FINANCIAL PRODUCTS INC	GUARANTEED INVESTMENT CONTRACT 1920-02, 4.58%		11,909,401
	NATIXIS FINANCIAL PRODUCTS INC	WRAPPER CONTRACT		9,171

	TOTAL NATIXIS FINANCIAL PRODUCTS INC				11,918,572.00
	NATIXIS FINANCIAL PRODUCTS INC	GUARANTEED INVESTMENT CONTRACT 1920-03, 5.29%		26,590,542
	NATIXIS FINANCIAL PRODUCTS INC	WRAPPER CONTRACT		39,336

	TOTAL NATIXIS FINANCIAL PRODUCTS INC				26,629,878.00
	NATIXIS FINANCIAL PRODUCTS INC	GUARANTEED INVESTMENT CONTRACT 1920-04, 7.59%		13,525,013
	NATIXIS FINANCIAL PRODUCTS INC	WRAPPER CONTRACT		13,824

	TOTAL NATIXIS FINANCIAL PRODUCTS INC				13,538,837.00
	PACIFIC LIFE LIFE INSURANCE COMPANY	GUARANTEED INVESTMENT CONTRACT G-26920.01.0001, 4.42%		126,415,780
	PACIFIC LIFE LIFE INSURANCE COMPANY	WRAPPER CONTRACT		133,330

	TOTAL PACIFIC LIFE LIFE INSURANCE COMPANY				126,549,110.00
	RABOBANK	GUARANTEED INVESTMENT CONTRACT FBF060201, 4.91%		19,392,430
	RABOBANK	WRAPPER CONTRACT		77,777

	TOTAL RABOBANK				19,470,207.00
	RABOBANK	GUARANTEED INVESTMENT CONTRACT FBF060202, 4.44%		13,550,737
	RABOBANK	WRAPPER CONTRACT		20,267

	TOTAL RABOBANK				13,571,004.00
	RABOBANK	GUARANTEED INVESTMENT CONTRACT FBF060203, 4.56%		26,232,057
	RABOBANK	WRAPPER CONTRACT		42,648

	TOTAL RABOBANK				26,274,705.00
	RABOBANK	GUARANTEED INVESTMENT CONTRACT FBF060204, 4.07%		15,244,049
	RABOBANK	WRAPPER CONTRACT		13,298

	TOTAL RABOBANK				15,257,347.00
	ROYAL BANK OF CANADA	GUARANTEED INVESTMENT CONTRACT FLEETBOSTON05, 4.65%		42,751,455
	ROYAL BANK OF CANADA	WRAPPER CONTRACT		26,816

	TOTAL ROYAL BANK OF CANADA				42,778,271.00
	ROYAL BANK OF CANADA	GUARANTEED INVESTMENT CONTRACT FLEETBOSTON02, 4.37%		46,357,773
	ROYAL BANK OF CANADA	WRAPPER CONTRACT		95,611

	TOTAL ROYAL BANK OF CANADA				46,453,384.00
	STATE STREET	GUARANTEED INVESTMENT CONTRACT 106043, 5.29%		81,118,418
	STATE STREET	WRAPPER CONTRACT		89,530

	TOTAL STATE STREET				81,207,948.00
	STATE STREET	GUARANTEED INVESTMENT CONTRACT 106044, 4.73%		49,202,937
	STATE STREET	WRAPPER CONTRACT		54,253

	TOTAL STATE STREET				49,257,190.00
	TRANSAMERICA	GUARANTEED INVESTMENT CONTRACT MDA00887TR, 4.80%		44,704,076
	TRANSAMERICA	WRAPPER CONTRACT		85,380

	TOTAL TRANSAMERICA				44,789,456.00
	TRANSAMERICA	GUARANTEED INVESTMENT CONTRACT MDA00888TR, 4.42%		22,562,063
	TRANSAMERICA	WRAPPER CONTRACT		41,250

	TOTAL TRANSAMERICA				22,603,313.00

	TOTAL INVESTMENT CONTRACTS				827,864,651

*	PARTICIPANT LOANS	Interest rates ranging from 4.00% to 11.00%			70,708,788

	TOTAL INVESTMENTS				$3,478,829,901

*Investments with parties-in-interest as defined under ERISA. Column (d) Cost was omitted as all investments are participant-directed.	24

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE BANK OF AMERICA 401(K) PLAN FOR LEGACY COMPANIES (FORMERLY THE BANK OF AMERICA 401(K) PLAN FOR LEGACY FLEET AND MBNA)

Date: June 26, 2009	/s/ STEPHEN D. TERRY

Senior Vice President
Benefits Executive
Bank of America Corporation

Exhibit Index

Exhibit No.	Description	Page
23.1	Consent of Morris, Davis & Chan LLP, Independent Registered Public Accounting Firm.	27